SEC FILE NUMBER
001-37550
CUSIP NUMBER
74909E106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Quorum Health Corporation

Full Name of Registrant

Not applicable

Former Name if Applicable

1573 Mallory Lane

Address of Principal Executive Office (Street and Number)

Brentwood, Tennessee 37027

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Quorum Health Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

The Company, together with its financial and legal advisors, has been engaged in discussions with certain debt holders regarding a recapitalization or financial reorganization transaction, which may include the voluntary filing of chapter 11 cases under the U.S. Bankruptcy Code, to address the Company’s current liquidity needs while providing for continuity of patient care and the ordinary course operations of hospitals. The Company expects to receive a going concern qualification in connection with the external audit report of its consolidated financial statements for the year ended December 31, 2019 to be included in the Form 10-K.

The process of negotiating with the Company’s debt holders has involved significant resources and has been a priority for management. Negotiating this potential transaction has diverted significant management time and internal resources from the Company’s normal processes for reviewing and completing its financial statements and related disclosures. Additionally, the complexities involved with drafting a complete and accurate set of financial statements and related disclosures in light of the anticipated restructuring transaction has significantly increased the time required to prepare and finalize the Form 10-K beyond the time required during a normal review cycle.

For these reasons, the Form 10-K cannot be filed within the prescribed time period without unreasonable effort and expense.

The Company is working diligently to complete its financial statements and related disclosures and anticipates that the Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date, as permitted by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Alfred Lumsdaine	615	221-1400
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Statement Concerning Forward-Looking Statements

This form includes forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. All statements, other than statements of historical facts, are forward- looking statements. When used in this form, the words “believes,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “estimates,” “assumes,” “may,” “should,” “could,” “shall,” “will,” “seeks,” “targets,” “future,” or other similar expressions or the statements that include those words, are intended to identify forward-looking statements, although not all forward- looking statements contain such identifying words. Forward-looking statements include, among other things, statements regarding the Company’s intent, belief or expectations, including, but not limited to, statements regarding a potential restructuring transaction. These statements are based on the Company’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual events and results differing materially from those projected, forecasted or expected. The Company cannot guarantee the accuracy of any such forward-looking statement contained herein, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. See “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and the Company’s subsequent Securities and Exchange Commission (“SEC”) filings for discussion regarding risks to the Company. Forward-looking statements in this form speak only as of the date hereof. Except as may be required under the federal securities laws and the rules and regulations of the SEC, the Company expressly disclaims any obligation to release publicly any updates or revisions to any such forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any statement is based.

Quorum Health Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2020	By	/s/ Alfred Lumsdaine
Name: Alfred Lumsdaine Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).